NEWS RELEASE
CDN$132 Million Bought Deal Financing Closes

Vancouver, British Columbia, September, 7, 2006, - Bema Gold Corporation (“Bema”) (TSX/NYSE: BGO, AIM: BAU) is pleased to announce that it has closed the previously announced bought deal financing with a syndicate of investment dealers (collectively, the “Underwriters”). As a result, Bema issued 18,400,000 units ("Units") at Cdn$6.25 per Unit for aggregate gross proceeds of Cdn$115,000,000. In addition, the Underwriters exercised an over-allotment option to purchase an additional 2,760,000 Units at the offering price for additional gross proceeds of Cdn$17,250,000. Each Unit consists of one common share of Bema and one-half of a share purchase warrant. Each whole warrant is exercisable to purchase an additional common share of Bema at a price of Cdn$10.00 for a period of five years. The warrants will trade on the Toronto Stock Exchange.

In consideration for their services, the Underwriters received a cash commission equal to 4.5% of the gross proceeds from the offering.

The net proceeds from the offering will be for further exploration, development and construction of Bema’s Kupol property in Russia and for general corporate purposes.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

On behalf of BEMA GOLD CORPORATION

“Clive Johnson”
Chairman, C.E.O. & President

For more information please visit our website at www.bema.com or to speak to a Bema representative please contact:

Ian MacLean
Vice President, Investor Relations
604-681-8371, investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release. Bema Gold Corporation trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BGO. Bema also trades on the London Stock Exchange’s Alternative Investment Market (AIM) under the symbol BAU.